WILSON SONSINI GOODRICH & ROSATI LETTERHEAD

April 15, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jay Webb, Division of Corporate Finance

Re:	Microchip Technology Incorporated
Form 10-K for fiscal year ended March 31, 2007
Commission File No. 0-21184

Ladies and Gentlemen:

On behalf of Microchip Technology Incorporated (the “Company”), we are transmitting the Company’s Memorandum of Response (the “Response Letter”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated March 25, 2008 relating to the Company’s Form 10-K for the fiscal year ended March 31, 2007.

If you should have any questions or additional comments regarding the Company’s Response Letter, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/J. Robert Suffoletta

J. Robert Suffoletta, Esq.

Enclosure

MICROCHIP TECHNOLOGY INCORPORATED
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION COMMENTS
AS SET FORTH IN THE STAFF’S LETTER DATED MARCH 25, 2008

This memorandum sets forth the response of Microchip Technology Incorporated (“we” or the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated March 25, 2008 relating to the Company’s Form 10-K for fiscal year ended March 31, 2007 and Form 10-Q for fiscal quarter ended December 31, 2007.

This Memorandum is being filed via EDGAR.  For convenience, the Company has incorporated the Staff’s comments in bold typeface before each of its responses.

Form 10-K for the Fiscal-Year ended March 31, 2007

Executive Compensation, page 38

1.
We note your response to comment 3 in your letter dated February 19, 2008.  Please provide us with a more detailed explanation as to why disclosure of the undisclosed specific revenue growth goals under your Executive Management Incentive Compensation Plan on a historical basis would cause substantial competitive harm. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm.  Also, please tell us why the disclosure of such information would not be material to an investors’ understanding of your compensation policies and decisions.

Microchip Response:

In response to the Staff’s comment, we will include the specific revenue growth goals under our Executive Management Incentive Compensation Plan on a historical basis in our future annual meeting proxy statement.

Consolidated Financial Statements

Note 1:  Significant Accounting Policies, page F-6

Revenue Recognition, Page F-6

2.
We note your response to prior comment 5.  In light of the fact that you are unable to estimate the product returns and the price discounts you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as “deferred income on shipments to distributors” will never be recognized as revenue, please tell us how you concluded that “deferred income” is an appropriate title for the liability account.  We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented.  Please tell us, for example, whether you considered a title of the account such as “customer deposit, net of deferred inventory costs” or other such titles that better depict the nature of the liability.

Microchip Response:

In response to the Staff’s comment, we advise the Staff that we believe “deferred income on shipments to distributors” accurately reflects the significance and the character of the items presented, as contemplated in Regulation S-X, as the substantial majority of the amount reflected in this item will be recognized as income as the distributor sells the products to their customers.  We also note that “deferred income on shipments to distributors” is a commonly used industry description, and one that is used by numerous semiconductor companies that employ similar revenue recognition policies.  Further, we believe alternatives such as “deferred revenue”, “deferred income”, or simply the classification of the balance within “accrued liabilities,” would be less descriptive and would not accurately reflect the character of the items being presented.

While a portion of the amount recorded as deferred income may never be recognized, this fact is disclosed in the footnotes to the financial statements that accompany the statement of operations.  We believe our disclosure, coupled with the expanded footnote disclosure which we intend to include in future filings, provides appropriate disclosure.

3.
In future filings, please revise the notes to your financial statements to include the significant information outlined in your response to our prior comment 5.  At a minimum, please address the following:

a.
Specifically disclose why you defer revenue – i.e., (i) you are unable to estimate the amount of products that could be returned and (ii) because of the price discounts you frequently provide to your distributors, the ultimate sales price of your transactions with distributors is not fixed or determinable until the distributors has sold to the end user.

Microchip Response:

In response to the Staff’s comment, we will expand the disclosures to discuss why we defer revenue on distributor sales.

b.
Disclose the significant terms of your sales agreement with distributors, including a brief summary of the return rights and price protection or price concession rights you grant them; the situations under which the distributors may exercise those rights; whether returns or price discounts credits are capped to a certain percentage of sales price or margins; and whether any of your arrangements with distributors would allow or require you to grant price discounts below the cost of the product.

Microchip Response:

In response to the Staff’s comment, we will expand the disclosures to discuss significant terms of our sales arrangements with distributors.

c.
Provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as your indicated, the inventory still held by distributors which may be returned to you or on which you may have to provide discounts.

Microchip Response:

In response to the Staff’s comment, we will expand the disclosures to discuss that our deferred costs have low risk of material impairment and that product returns from distributors that are ultimately scrapped have historically been immaterial and price protection or other discounts granted below the cost of our products are rare due to the margins we earn on the sales of our products.

4.
Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of March 31, 2007 and December 31, 2007.  In addition, as we note that impairments of the deferred costs and price discounts are reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period.  Your discussion could also include a roll-forward of your deferred distributor income liability account.  Further, please discuss any trends noted over the reported periods.  Refer to Item 303(a) of Regulation S-K.

Microchip Response:

In response to the Staff’s comment, we advise the Staff of the amounts of gross deferred revenue and gross deferred cost of sales at March 31, 2007 and December 31, 2007 are as follows:

(in thousands)	March 31, 2007	December 31, 2007
Gross Deferred Revenue	$126,401	$129,725
Gross Deferred Cost of Sales	(35,038)	(36,376)
Deferred Income on Shipments to Distributors	$91,363	$93,349

In future filings, if impairments of the deferred costs and price discounts were to materially fluctuate and impact our results of operations, liquidity, or capital resources, we will include in MD&A a discussion of trends over the reported periods.

General Matters:

In addition, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Microchip Technology Incorporated

By:  /s/ Gordon Parnell
        Gordon Parnell,
        Chief Financial Officer